EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Seabridge Gold Inc. (the "Company")
106 Front Street East, Suite 400
Toronto, Ontario
M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE

March 3, 2010

ITEM 3.	NEWS RELEASE

Issued March 3, 2010 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company reported the closing of its previously announced public offering of common shares and the closing of the exercise in full of the over-allotment option granted to the underwriters in connection with the offering (the "Offering"). Pursuant to the Offering, the Company today issued 2,875,000 common shares at a price of US$22.90 per share, for aggregate gross proceeds of approximately US$65.8 million. Dahlman Rose & Company, LLC and Nomura Securities International, Inc. acted as joint book-running managers for the Offering, and CI Capital Markets Inc. acted as underwriter for the Offering in Canada.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact:	Rudi Fronk
Telephone:	(416) 367-9292

ITEM 9.	DATE OF REPORT

DATED at Toronto, Ontario, this 4th day of March, 2010.

APPENDIX A
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA NYSE Alternext US: SA	For Immediate Release March 3, 2010

Seabridge Gold Announces Closing of US$65.8 Million Offering

March 3, 2010 (Toronto, Ontario):  Seabridge Gold Inc. (NYSE Amex: SA) (TSX:SEA) ("Seabridge" or the "Company") is pleased to report the closing of its previously announced public offering of common shares and the closing of the exercise in full of the over-allotment option granted to the underwriters in connection with the offering (the "Offering"). Pursuant to the Offering, the Company today issued 2,875,000 common shares at a price of US$22.90 per share, for aggregate gross proceeds of approximately US$65.8 million.  Dahlman Rose & Company, LLC and Nomura Securities International, Inc. acted as joint book-running managers for the Offering, and CI Capital Markets Inc. acted as underwriter for the Offering in Canada.

The Company intends to use the net proceeds of the Offering to fund the exploration and development of the Company’s mineral properties, notably the Courageous Lake Project, and for general corporate purposes.

Proceeds to the Company from the Offering, net of commissions and expenses, are expected to be approximately US$60.8 million.

A prospectus supplement to the Company's short form base shelf prospectus has been filed in connection with the Offering with the securities regulators in the Provinces of Ontario, Alberta and British Columbia, and a corresponding prospectus supplement to the Company's shelf registration statement has been filed with the U.S. Securities and Exchange Commission (the “SEC”).  A copy of the final prospectus supplement and the accompanying base shelf prospectus may be obtained by accessing the SEC website at www.sec.gov, by accessing the website maintained by the Canadian securities regulatory authorities at www.sedar.com, or by contacting the underwriters, in the United States,

c/o Dahlman Rose & Company, LLC
Attn: Prospectus Dept.
142 West 57th Street, 18th Floor
New York, NY 10019
USA
Phone: 212-702-4521
Fax: 212-920-2952
E-mail: Prospectus@dahlmanrose.com

or

c/o Nomura Securities International, Inc.
Attn: John Sowinski
Two World Financial Center, Building B
New York, NY 10281
USA
E-mail: IBECMSyndicateNY@us.nomura.com

and in Canada,

c/o CI Capital Markets Inc.
Attn: Charles Pennock
181 Bay Street, Suite 900
PO Box 779, Toronto, ON, M5J 2T3
Canada

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus supplement, the accompanying base shelf prospectus or the Company’s shelf registration statement.

About the Company:

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories.

Statements in this news release relating to the Offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions.  Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, the risks and uncertainties described in the Company's prospectus supplement.  Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net